SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended September 30, 2002


                 AYOTTE MUSIC INC.                       000-30683
-------------------------------------------------     -------------------------
  (Translation of Registrant's name into English)        SEC File No.

     Suite 2200 - 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X                Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                         No    X

                           AYOTTE MUSIC INC.



                           QUARTERLY FINANCIAL STATEMENTS
                           (UNAUDITED)

                           AS AT SEPTEMBER 30, 2002

                           SCHEDULE A: FINANCIAL STATEMENTS

                           1.   BALANCE SHEET
                           2.   STATEMENT OF DEFICIT
                           3.   STATEMENT OF CASH FLOW

                           SCHEDULE B: SUPPLEMENTARY INFORMATION

                           SCHEDULE C: MANAGEMENT DISCUSSION


AYOTTE MUSIC INC.
BALANCE SHEET                                                         Schedule A
(Prepared by Management without Audit)

--------------------------------------------------------------------------------
                                             September 30,          February 28,
                                                  2002                 2001
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                    $    37,414            $   938,218
Accounts receivable                              161,092                102,669
Inventories                                         --                  245,413
Prepaid expenses and deposits                       --                   31,208
                                             -----------            -----------

                                                 198,506              1,317,508

LOAN RECEIVABLE                                  149,641                   --

PROMISSORY NOTES RECEIVABLE                    1,777,808                   --

EQUIPMENT AND LEASEHOLD IMPROVEMENTS               1,499                201,140

PATENT                                              --                    1,016
                                             -----------            -----------

                                             $ 2,127,454            $ 1,519,664
                                             ===========            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities     $    75,795            $   126,568
                                             -----------            -----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                  4,134,113              3,029,072

DEFICIT                                       (2,082,454)            (1,635,976)
                                             -----------            -----------

                                               2,051,659              1,393,096
                                             -----------            -----------

                                             $ 2,127,454            $ 1,519,664
                                             ===========            ===========


APPROVED BY THE DIRECTORS:    MICHAEL FUGMAN            LOUIS EISMAN
                              --------------            ------------
                                DIRECTOR                  DIRECTOR


AYOTTE MUSIC INC.
STATEMENT OF DEFICIT                                                                                                     Schedule A
(Prepared by Management without Audit)
------------------------------------------------------------------------------------------------------------------------------------
                                          Three Month    Three Month     Six Month       Six Month      Nine Month      Nine Month
                                         Period Ended    Period Ended   Period Ended   Period Ended    Period Ended    Period Ended
                                           March 31,     February 28,     June 30,     February 28,    September 30,   February 28,
                                              2002           2001           2002            2001            2002           2001
------------------------------------------------------------------------------------------------------------------------------------

SALES                                    $     -         $   419,671    $    -         $    836,037  $       -       $   1,150,525

COST OF GOODS SOLD                             -             135,208         -              417,853          -             591,003
                                         ------------    -----------    -----------    ------------  --------------  -------------

GROSS MARGIN                                   -             284,463         -              418,184          -             559,522
                                         ------------    -----------    -----------    ------------  --------------  -------------

EXPENSES
Advertising and promotion                      -               5,990         -               41,438          -              60,416
Amortization                                   -               5,678         -               20,678          -              35,678
Bad debts                                      -               1,466         -                3,336          -               4,136
Bank charges and interest                       1,406         10,211          1,401          18,093           1,458         24,455
Computer and website costs                     -               9,742         -               38,737          -              39,077
Legal and accounting                           88,998         87,047        108,768          93,754         130,530         98,042
Management and consulting fees                 52,243         32,000         96,491          44,000          96,491         56,000
Public company expenses                        11,985        (97,097)        27,411         (89,400)         35,941        (51,382)
Office                                          7,291         26,181         16,849          28,348          17,349         32,954
Rent, insurance and utilities                  -              95,277         -               91,138          -             106,132
Repairs and maintenance                        -               6,323         -                6,323          -               6,726
Salaries and employee benefits                 -              42,021         -               86,116          -             132,509
Telephone and fax                              -               6,444         -               12,823          -              18,753
                                         ------------    -----------    -----------    ------------  --------------  -------------
                                              161,923        231,283        250,920         395,384         281,769        563,496
                                         ------------    -----------    -----------    ------------  --------------  -------------

INCOME (LOSS) FROM OPERATIONS                (161,923)        53,180       (250,920)         22,800        (281,769)        (3,974)

OTHER INCOME (EXPENSE)
Other expense                                  -             (44,049)        -              (44,049)         -              -
Other income                                   16,825         12,953         37,532          31,755          63,910         30,559
Foreign exchange gain                           1,447          7,282          1,407          28,195           1,361         30,357
Gain on sale of assets                          4,741         -               4,741          -                4,741         -
                                         ------------    -----------    -----------    ------------  --------------  -------------

NET INCOME (LOSS) FOR THE PERIOD             (138,910)        29,366       (207,240)         38,701        (211,757)        56,942

DEFICIT, beginning of period               (1,870,697)    (1,665,342)    (1,870,697)     (1,674,677)     (1,870,697)    (1,692,918)
                                         ------------    -----------    -----------    ------------  --------------  -------------

DEFICIT, end of period                   $ (2,009,607)   $(1,635,976)   $(2,077,937)   $ (1,635,976) $   (2,082,454) $  (1,635,976)
                                         ============    ===========    ===========    ============  ==============  =============

NET INCOME (LOSS) PER SHARE                     (0.01)          0.00          (0.01)           0.00           (0.01)          0.00
Weighted average number of shares          16,444,000     13,079,000     16,444,000      13,079,000      16,444,000     13,079,000
outstanding

Note: Due to the fact that the Company recently completed a change in its fiscal year end from February 28 to December 31, interim financial statements for the 3-month period ended March 31, 2001 and the 6-month period ended June 30, 2001 are not available. In its place the Company has presented information for the same 3-month and 6-month periods ended February 28, 2001.

AYOTTE MUSIC INC.
Schedule A                                                                                                                Schedule A
(Prepared by Management without Audit)

------------------------------------------------------------------------------------------------------------------------------------
                                            Three Month   Three Month     Six Month       Six Month     Nine Month      Nine Month
                                            Period Ended  Period Ended   Period Ended   Period Ended   Period Ended    Period Ended
                                             March 31,    February 28,     June 30,     February 28,   September 30,   February 28,
                                                2002          2001           2002            2001          2002             2001
------------------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Net income (loss) for the period            $ (138,910)   $   29,366     $   (207,240)  $     38,701   $   (211,756)   $     56,942
                                            ----------    ----------     ------------   ------------   ------------    ------------
                                               (138,910)       29,366        (207,240)        38,701       (211,756)         56,942
                                            ----------    ----------     ------------   ------------   ------------    ------------

CHANGES IN NON-CASH OPERATING WORKING
CAPITAL
   Accounts receivable                           27,132        46,126          12,206         (6,861)      (108,635)         25,787
   Inventories                                  233,321        (4,548)        233,321         25,871        233,321          (1,004)
   Prepaid expenses                              22,801        (6,328)         22,801         (1,460)        22,801         (21,242)
   Accounts payable                             (58,879)       16,481        (150,303)        11,012        (85,786)        (69,863)
                                            ----------    ----------     ------------   ------------   ------------    ------------
                                                224,375        51,731         118,025         28,562         61,701         (66,322)
                                            ----------    ----------     ------------   ------------   ------------    ------------

CASH FLOWS FROM INVESTING
ACTIVITIES
   Proceeds from sale of equipment              118,510         5,678         118,509         19,512        118,508          31,410
   Investment in loan                          (144,647)       -             (147,130)        -            (149,641)         -
   Investment in promissory notes              (650,000)       -           (1,177,808)        -          (1,177,808)         -
                                            ----------    ----------     ------------   ------------   ------------    ------------
                                               (676,137)        5,678      (1,206,429)        19,512     (1,208,941)         31,410
                                            ----------    ----------     ------------   ------------   ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common shares                    245,000         9,335         965,041          9,335        965,041           9,335
                                            ----------    ----------     ------------   ------------   ------------    ------------
                                                245,000         9,335         965,041          9,335        965,041           9,335
                                            ----------    ----------     ------------   ------------   ------------    ------------

NET INCREASE (DECREASE) IN CASH                (345,672)       96,110        (330,603)        96,110       (393,955)         31,365
AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS,                      431,369       842,108         431,369        842,108        431,369         906,853
beginning of period
                                            ----------    ----------     ------------   ------------   ------------    ------------

CASH AND CASH EQUIVALENTS,                 $     85,697  $    938,218  $      100,766  $     938,218  $      37,414   $     938,218
end of period                              ============  ============  ==============  =============  =============   =============

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


1.   OPERATIONS

     Ayotte Music Inc. ("Ayotte" or the "Company") was incorporated under the Canada Business Corporations Act and has operations in British Columbia.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Foreign Exchange

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

     b)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     c)   Earnings (Loss) Per Share

          Earnings (loss) per share are computed using the weighted average number of shares outstanding during the period.

     d)   Cash and Cash Equivalents

          Cash equivalents represent highly liquid investments readily convertible into cash having terms to maturity of three months or less when acquired.


3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------



4.   RELATED PARTY TRANSACTIONS

     Consulting fees, management fees and expenses of $ 96,491 ($ 56,000) were paid to the President, the Secretary and bookkeeper during the year.


5.   SHARE CAPITAL

     During this period $720,040 was received in exchange for 4,500,250 special warrants. Each Special Warrant will entitle the holder to acquire an additional common share of the Company at $0.16 for a period of one year from the closing date of the financing. The company has agreed to file a prospectus qualifying the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received within 120 days of the closing date, the special warrants will be convertible into 1.1 common shares and 1.1 share purchase warrants. This penalty provision is now in effect.


6.   EARNINGS (LOSS) PER SHARE

     The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings (loss) per share are not calculated, as the effect on earnings
     (loss) per share is anti-dilutive.

                                                       3rd Quarter      3rd Quarter
                                                          2002               2001
                                                      -------------    -------------

          Net income (loss) for the period            $    (211,756)   $      56,942

          Weighted average shares outstanding            16,444,000       13,079,000
                                                      -------------    -------------

          Earnings (loss) per share                   $       (0.01)   $        0.00
                                                      =============    =============

AYOTTE MUSIC INC.
QUARTERLY REPORT PERIOD ENDED SEPTEMBER 30, 2002 Schedule B (Prepared by Management without Audit)


SUPPLEMENTARY INFORMATION
-------------------------

1.   For the Current Fiscal Year-to-Date:

     For information on Marketing Expenses, General and Administrative expenditures please refer to Schedule A. There are no deferred costs.

     There are no Cost of Goods for the quarter ending September 30th, 2002

     For information on Related Party Transactions, refer to "Notes to the Financial Statements"

2.   For the Fiscal Year-to-Date:

     a) Options Exercised a) 950,000 incentive stock options were exercised on January 18th, 2002 for January 18, 2002 Ayotte Common Shares at $0.10/share for a value of $95,000.00
     b) Shares issued for b) 1,000,000 shares were issued through the exercise of warrants on March 5, cash through exercise 2002 at $0.15/share for a cash value of $150,000. of warrants on March 5, 2002

3.   As at September 30, 2002:

     a)   Authorized Capital:   An unlimited number of common shares without par
                                value
     b)   Issued Share          16,444,000 common shares for a value of
          Capital:              $4,134,113

     c)   Options Outstanding:  NUMBER OF SHARES    PRICE    EXPIRY DATE
          Outstanding                none

     d)   Warrants              The Company has outstanding share purchase
          Outstanding           warrants to acquire shares as follows:

                                NUMBER OF SHARES    PRICE    EXPIRY DATE
                                4,500,624           $0.16    April 24th, 2003

     e)   Shares in Escrow:     None

     f)   List of Directors
          and Officers:         Louis Eisman                 Chairman, President
                                Michael Fugman               Chief Financial Officer
                                Donald F. Mazankowski Jr.    Secretary, General Manager

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

DESCRIPTION OF BUSINESS

Ayotte Music Inc. registered office is located at Suite 2200 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9.

On January 4, 2002 the shareholders of the company approved a special resolution for the sale of the Ayotte's core business of manufacturing and distribution of drums and related products to Shetland Enterprises Ltd. pursuant to the agreement between Ayotte and Shetland dated November 30th, 2001, effective January 1st, 2002.

Ayotte is presently in the process of a reverse takeover transaction with Verb Exchange Inc. The transaction will be structured as a statutory plan of arrangement and is subject to a number of conditions that include shareholder and exchange approval. Shareholder approval was received at the Company's Annual General Meeting held on June 26th, 2002.

As such Ayotte Music Inc. has no operating business at this time.


DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

TO MARCH 31, 2002
-----------------

Legal and Accounting expenses for the quarter were $88,998 compared to $87,047 for the quarter ending February 28, 2001. Management and consulting fees and expenses of $52,243 were paid for the continuing management of the company.

On January 4th, 2002 the Company held the 2001 Annual General Meeting of the Shareholders of Ayotte Music Inc. (the "Corporation").

The following business was completed:
     - The Annual Report of the Corporation and the financial statements of the Corporation for the fiscal year ending
        February 28th, 2001 together with the report of the Auditors were presented to the shareholders.
     - The Board of Directors, consisting of Louis Eisman, Michael Fugman and Don Mazankowski Jr., were elected for the ensuing year.
     - A Special Resolution was passed approving the sale of the Corporation's core business of manufacturing and distributing drums and related products pursuant to the Agreement dated
        November 30, 2001.

A Special Resolution was passed to change the name of the Corporation to such a name that in the discretion of the Corporation's Board of Directors is determined to be appropriate and which relevant regulatory body having jurisdiction may accept as a result of the assignment of the current name of the Corporation to the purchaser of the business pursuant to the Agreement dated November 30, 2001.

On January 14th, 2002, the Company announced the finalization and closing of its transaction with Shetland Enterprises for the sale of the Corporation's assets in connection with the Corporation's core business of manufacturing and distribution of drums and related products pursuant to the agreement between the Corporation and the Purchaser dated November 30th, 2001. This agreement was approved as a special resolution by the Shareholders at the Corporation's Annual General Meeting on January 4th, 2002

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

On Thursday, February 7, 2002 Ayotte Music Inc., (AYO) shares resumed trading on the CDNX under the existing symbol AYO.

On February 15, 2002 - Ayotte Music Inc. (the "Company") announced that in conjunction with its previously announced reverse take-over transaction with Verb Exchange Inc. ("Verb"), it is undertaking a private placement of up to 4,500,000 special warrants at $0.16 per special warrant, for proceeds of $720,000. Each special warrant will entitle the holder to acquire one common share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to acquire an additional common share of the Company at $0.16 for a period of one year from the closing date of the financing. The private placement will be completed by directors and officers of the Company, together with members of their families, close friends and other eligible sophisticated purchasers.

The proceeds of the private placement are intended to be advanced by the Company to Verb under Verb's existing credit facility with the Company, against Verb's monthly cash flow budget.

The Company has agreed to file a prospectus qualifying the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received within 120 days of the closing date, the special warrants will be convertible into 1.1 common shares and 1.1 share purchase warrants.

The private placement and the advance of the proceeds to Verb are subject to the prior approval of the Canadian Venture Exchange.

On March 5, 2002, 1,000,000 Warrants were exercised for a cash consideration of $0.15 / share for a total amount of $150,000.


TO JUNE 30, 2002

Legal and Accounting expenses for the quarter were $108,768 compared to $93,754 for the period in the previous year. Management and consulting fees and expenses of $96,491 were paid for the continuing management of the company.

On April 18, 2002, Ayotte Music Inc advised that it would be holding an Annual General and Special Meeting of Shareholders. The meeting date is June 21st, 2002 and the location is to be Vancouver, BC. The Record date is May 14th, 2002.

On April 24, 2002, Ayotte Music Inc. announced that it has raised $720,040 through the issuance of 4,500,624 special warrants (the "Special Warrants") at a price of $0.16 per Special Warrant (the "Private Placement"). Subject to the approval of the TSX Venture Exchange, the proceeds of the Private Placement are intended to be advanced by Ayotte to Verb Exchange Inc. ("Verb") under an existing credit facility (the "Credit Facility"). To date $1,323,000 has been advanced by Ayotte to Verb under the Credit Facility. Any further funds advanced to Verb are to be used to further build Verb's sales and marketing initiatives.

AYOTTE MUSIC, INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT PERIOD ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

The intended advances by Ayotte to Verb are to be made against an agreed upon cash flow budget pending completion of the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002, in order to consider and approve the proposed reverse takeover transaction. In connection with the reverse takeover transaction with Verb, Ayotte will also be seeking the approval of its shareholders, among other things, to a consolidation of its share capital on a 5 for 1 basis.

Each Special Warrant issued pursuant to the Private Placement entitles the holder thereof to acquire one common share of Ayotte and one share purchase warrant (the "Warrant"). Each Warrant is exercisable for a period of one year and entitles the holder thereof to acquire an additional common share of Ayotte at a price of $0.16 per share.

Ayotte has agreed to file a prospectus to qualify the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received from applicable securities regulators within 120 days of closing of the Private Placement, the Special Warrants will be convertible to 1.1 common shares of Ayotte and 1.1 share purchase warrants.

On May 21, 2002 Ayotte Music Inc. announced that it has entered into a Plan of Arrangement with Verb Exchange Inc. ("Verb") in connection with the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002 in order to consider and approve the proposed Plan of Arrangement.

Pursuant to the Plan of Arrangement, Ayotte will consolidate its shares on a 5 for 1 basis and will issue an aggregate of 5,152,925 post-consolidation common shares to acquire all of the issued and outstanding common shares and special warrants of Verb. The number of shares issuable by Ayotte will be reduced in certain circumstances, including if Verb has in excess of US $200,000 in liabilities as at the closing date, other than liabilities relating to the transaction. The Plan of Arrangement also provides for the issuance of an aggregate of 1,387,000 share purchase warrants of Ayotte in exchange for existing warrants of Verb. The warrants are exercisable at various prices from CDN $0.80 to US $5.00, expiring on various dates prior to the end of 2003.

Ayotte also announced that it has engaged Thomson Kernaghan & Co. Limited to act as lead agent in connection with a private placement of special warrants, for gross proceeds of approximately $2,000,000. The price of the special warrants will be determined in context of the market at the time that the placement is being offered for sale. It is contemplated that the special warrants to be issued will be exercisable, for no additional consideration, into one (1) post-consolidation share and one-half of one share purchase warrant, exercisable for a period of one year. The terms of the placement will be announced once finalized.

On May 27, 2002, Ayotte Music Inc advised that it would be changing the date of the Annual General and Special Meeting of Shareholders to June 26th, 2002 in the city of Vancouver British Columbia.

On May 30, 2002, Ayotte Music Inc announced that it would be seeking shareholder approval at the Annual and Special General Meeting to be held on June 26th, 2002 to consolidate its issued and outstanding common shares on a five (5) old for one (1) new common share basis (the "Share Consolidation"). The Share Consolidation is a condition to the completion of Ayotte's previously announced proposed reverse takeover transaction (the "Transaction") with Verb Exchange Inc. Shareholder approval for the Transaction is also being sought at the meeting.

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT PERIOD ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit
--------------------------------------------------------------------------------


In conjunction with the completion of the Transaction and the Share Consolidation, Ayotte intends to change its name to "Verb Exchange Inc.". The name change was approved by the Ayotte shareholders pursuant to a special resolution passed at Ayotte's annual general meeting held on January 4, 2002. As a result of the name change, Ayotte's stock symbol on the TSX Venture Exchange will have to be changed to a symbol appropriate to its new name. The Transaction and Share Consolidation remain, for Ayotte, subject to shareholder approval and the approval of the TSX Venture Exchange.


At the companies Annual General Meeting, held on June 26th, 2002, Ayotte's shareholders unanimously approved:


     To receive and consider the Report to Members, and to receive and consider the Audited Financial Statements for the 10 month period ended December 31, 2001, together with Auditors' Report thereon. To fix the number of Directors for the ensuing year at three (3).

     To elect Directors for the ensuing year.

     To appoint Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.

     To consider, and if thought advisable, adopt an ordinary resolution approving a proposed reverse takeover (the "Proposed Reverse Takeover") with Verb Exchange Inc. ("Verb") pursuant to which Ayotte will acquire all of the issued and outstanding securities of Verb.

     To conditionally fix the number of Directors of Ayotte as constituted upon completion of the Proposed Reverse Takeover (the "Resulting Issuer"), at seven (7), subject to completion of the Proposed Reverse Takeover.

     To conditionally elect the directors of the Resulting Issuer, subject to completion of the Proposed Reverse Takeover.

     To consider, and if thought fit, approve a special resolution to consolidate Ayotte's common share capital on a basis of five (5) old shares for one (1) new share.

     To ratify, confirm and approve the stock option plan to be administered by the Resulting Issuer's Board of Directors following completion of the Proposed Reverse Takeover.

     To transact such other business as may properly come before the Meeting or at any adjournment thereof.

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION
QUARTERLY REPORT PERIOD ENDED SEPTEMBER 30, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

TO SEPTEMBER 30, 2002
---------------------

On July 18, 2002, Ayotte Music Inc announced that in conjunction with its previously announced reverse take-over transaction with Verb Exchange Inc. ("Verb"), it would be undertaking a private placement of up to 6,250,000 special warrants at $0.16 per special warrant, for proceeds of up to $1,000,000. Each special warrant will entitle the holder to acquire one pre-consolidation common share of the Company and one share purchase warrant, with each share purchase warrant entitling the holder to acquire an additional pre-consolidation common share of the Company, at $0.16, for a period of one year from the closing date of the financing. In conjunction with the completion of the transaction with Verb, the Company will also be consolidating its share capital on a 5 for 1 basis.

Subsequent to the announcement, it was decided that the offering of special warrants would be made though Verb at a price of $0.50 per special warrant, with each special warrant entitling the holder to one post-consolidation common share of the Company for a period of one year at a price of $0.80, through a Plan of Arrangement.

The TSX Venture Exchange (the "Exchange") has conditionally approved the completion of the reverse takeover transaction between the Company and Verb, subject to the Company raising minimum net proceeds of $700,000 within 90 days. The Exchange has also waived the requirement for sponsorship.


SUBSEQUENT EVENTS

Subsequent events that have occurred since the end of the period;

     As at the date hereof, the Company has received Exchange approval to complete its reverse takeover transaction with Verb Exchange Inc. The Company expects to complete the transaction within the week.

     The Board of Directors has been reconstituted to include Louis Eisman, Ross Wilmot, Noel Bambrough, Michael Iverson, Jeff Durno and Nathanael Lineham. Mr. Lineham also takes over as President and CEO and David Ebert has been appointed CFO.


LIQUIDITY AND SOLVENCY

The company remains in a position to meet ongoing financial obligations as they become due with working capital of $129,711.






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                AYOTTE MUSIC INC.
                                                (Registrant)



Date:  November 28, 2002                    By:   /s/  Louis Eisman
                                                --------------------------------



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